Merrill Lynch and BluePhoenix Sign software sales agreement

New-York,NY and Herzlia, Israel - January 28, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that it has signed a Software Sale Agreement with Merrill Lynch giving BluePhoenix exclusive rights to market and sell a new series of add-ons developed by Merrill Lynch for use with BluePhoenixTM IT Discovery.

IT Discovery is an important part of the BluePhoenix suite of enterprise modernization solutions. It gives large organizations a state-of-the-art tool for identifying all components within their existing IT environments and providing system intelligence that can optimize daily operations and IT-related decision-making. IT Discovery helps reduce the cost of maintaining IT systems and provides better intelligence to optimize planning of IT initiatives.

The software add-ons were developed by Merrill Lynch engineers working with the latest generation of IT Discovery from BluePhoenix. The add-ons enhance the product's functionality and its integration with other information sources already exiting in Merrill Lynch thus generating a single source of information for the whole IT organization.

"Merrill Lynch developers have combined their expertise in financial computing systems with our enterprise modernization product and created a number of powerful add-ons that make IT Discovery an ideal solution for Application Portfolio Management," said Arik Kilman, BluePhoenix CEO. "The result is a product that can help an organization save hundreds of thousands or even millions of dollars in IT expenses through cost reduction and cost avoidance. We're very excited about the potential for the new release of the product."

BluePhoenix has begun to incorporate the new Merrill Lynch add-ons into the next generation of IT Discovery, which is scheduled for public release in February.

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About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services, (including technology for Understanding, Migration, Transformation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. All names and trademarks are their owners' property.

Company Contact

Tamar Belkin,

BluePhoenix Solutions

919-319-2270

tbelkin@bphx.com